SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

04 January 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 04 January 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                      Total Voting Rights and Share Capital

London, UK; Brentwood, TN; 4 January 2007.  In conformity with the Transparency
Directive's transitional provision 6, Protherics PLC ("Protherics"), the international biopharmaceutical company focused on critical care and cancer, is required to notify the market of the following:

Protherics' issued share capital consists of 338,976,174 ordinary shares with a nominal value of 2 pence each, with voting rights. Protherics does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Protherics is 338,976,174.

The above figure of 338,976,174 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in,
Protherics under the Financial Service Authority's Disclosure and Transparency
Rules.

                                |  Ends  |

For further information please contact:

Protherics
Barry Riley, CFO                                           +44 (0) 1928 518 000
Julie Vickers, Company Secretary                           +44 (0) 1928 518 010

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates                            +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                    +1 212 850 5600

Or visit  www.protherics.com